SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated July 6, 2021, filed by the Company with the Bolsas y Mercados Argentinos and the Comisión Nacional de Valores.

By letter dated July 07, 2021, IRSA Propiedades Comerciales S.A. (“the Company”) informs that Comisión Nacional de Valores (the Argentine National Securities Commission) and Buenos Aires Stock Exchange approved what has been decided in the Company’s Shareholders meeting held on October 26, 2020:

(I)
the capitalization of Inflation Adjustment of Share Capital, Share Premium and Other Reserves recorded in the Financial Statements corresponding to the fiscal year ended on June 30, 2020

(II)
the change in the nominal value of the capital stock shares with a nominal value of ARS 1 and one vote per share to a nominal value of ARS 100 each and one vote per share, and

(III)
the distribution of 53,996,987,920 issued shares representing 42,849.97420526% of the share capital.

The Company also informs to all shareholders who have such quality as of July 19, 2021, according to the registry kept by Caja de Valores S.A., that from July 20, 2021, the shares distribution and the change in nominal value will be made simultaneously and the entry of the change of 126,014,050 book-entry common shares, with a nominal value of ARS 1 each and one vote per share, for the amount of 541,230,019 book-entry common shares with a nominal value of ARS 100 each and one vote per share, will be made in the Scriptural Registry of Caja de Valores S.A. From the indicated date, the new shares to be distributed due to the capitalization will have economic rights under equal conditions with those that are currently in circulation.

In the case of shareholders who have fractions of common shares with a nominal value of ARS 100 and one vote per share, they will be settled in cash.

The Company share capital after de indicated operations will amount to ARS 54,123,001,900 represented by 541,230,019 book-entry common shares with a nominal value of ARS 100 each and one vote per share.

Likewise, the Buenos Aires Stock Exchange has been requested to change the modality of the negotiation of the shares representing the share capital, that is, that the negotiation price is registered per share instead of being negotiated by Argentinean peso (ARS) of nominal value, given that the change in nominal value, and the issuance of shares resulting from the capitalization, would produce a substantial downward effect on the share price.

It should be mentioned that this capitalization and change in the nominal value of the shares do not modify the economic values of the holdings or the percentage of participation on the share capital. Likewise, and for the purpose of clarifying the above, some examples are detailed below, where in all cases the effect of capitalization and change in nominal value are assumed, and effects on the price are not considered for market reasons:

Common shares:

IRSA COMMERCIAL PROPERTIES (IRCP) MARKET VALUE	CURRENT	AFTER
Total shares	126,014,050 with an ARS 1 nominal value	541.230.019 de VN ARS 100
Price (7/1/21)	ARS 452.05	—
Price (estimated)	—	ARS 105,25
IRCP market value	ARS 56,964.7 million

Example for an investor holding 100 common shares:

	CURRENT HOLDING	AFTER HOLDING
Number of shares	100 shares with an ARS 1 nominal value	429 shares with an ARS 100 nominal value
Price (7/1/21)	ARS 452.05	—
Price (estimated)	—	ARS 105.25
+Payment of fraction in cash	—	ARS 52.75
Position Value	ARS 45,205

ADS (1 to 4 ratio to common shares):

IRSA COMMERCIAL PROPERTIES (IRCP) MARKET VALUE	CURRENT	AFTER
Total ADS	31.5 million	135.3 million
Price (7/1/21)	USD 10.16	—
Price (estimated)	—	USD 2.37
IRCP market value	USD 320.1 million

Example for an investor holding 100 ADS:

	CURRENT HOLDING	AFTER HOLDING
Number of ADS	100	429
Price (7/1/21)	USD 10.16	—
Price (estimated)	—	USD 2.37
Holding value	USD 1,016

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

July 07, 2021	By:	/s/ Saúl Zang
Saúl Zang
Responsible of Relationships with the markets